SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 11-K


[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to            .


Commission file number 0-20704


A. GRAPHIC PACKAGING SAVINGS AND INVESTMENT PLAN

B. GRAPHIC PACKAGING INTERNATIONAL CORPORATION
   (Exact name of registrant as specified in its charter)


           Colorado                         84-1208699
 (State or other jurisdiction             (IRS Employer
     of incorporation or                Identification No.)
        organization)


  4455 Table Mountain Drive,
       Golden, Colorado                       80403
    (Address of principal                   (Zip Code)
      executive offices)








Graphic Packaging
Savings and Investment Plan
Financial Statements
December 31, 2001 and 2000





Graphic Packaging Savings and Investment Plan
Index to Financial Statements and Supplemental Schedules


                                                            Page

Report of Independent Accountants                              2

Financial Statements:

  Statements of Net Assets Available For Benefits as of
    December 31, 2001 and 2000                                 3

  Statements of Changes in Net Assets Available For Benefits
    for the years ended December 31, 2001 and 2000             4

  Notes to Financial Statements                                5

Supplemental Schedules:

  Schedule I - Schedule of Assets (Held at End of Year) as    11
    of December 31, 2001

  Schedule II - Nonexempt Transactions                        12















                Report of Independent Accountants


To the Participants and Administrator of the Graphic Packaging Savings and Investment Plan:

In our opinion, the accompanying modified cash basis statements of net assets available for benefits and the related modified cash basis statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Graphic Packaging Savings and Investment Plan (the "Plan") as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, on the basis of accounting described in Note 1. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Denver, Colorado
June 14, 2002


Graphic Packaging Savings and Investment Plan
Statements of Net Assets Available for Benefits
(Modified Cash Basis)


                                                    December 31,
                                          ------------------------------
                                                   2001             2000
Assets
Investments at fair value (Note 1):
    Cash and cash equivalents             $     379,084    $     255,581

    Common stock and other securities         1,962,228        1,014,370

    Unitized employer stock fund             35,594,621        6,103,977

    Fixed income securities portfolio               ---       15,527,980

    Mutual funds                            119,575,234      122,336,969

    Participant loans                         5,831,601        5,203,410
                                          -------------    -------------
      Net assets available for benefits   $ 163,342,768    $ 150,442,287
                                          =============    =============


Graphic Packaging Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits
(Modified Cash Basis)


                                              Year Ended December 31,
                                         ------------------------------
                                                2001             2000

Additions to net assets
Investment income (Note 1):
      Interest and dividend income      $   3,823,198     $   7,406,026
      Net appreciation (depreciation)
        in fair value of investments       10,856,347        (5,976,994)
                                        -------------     -------------
              Total investment income      14,679,545         1,429,032

Contributions:
      Participants                         10,891,355        11,618,532
      Employer                              4,341,573         4,302,919
                                        -------------     -------------
              Total contributions          15,232,928        15,921,451

Transfers in from plan mergers (Note 1):
      Transfers from Universal                    ---        43,482,769
      Transfers from Fort James                   ---        38,900,199
      Transfers from Richmond                     ---         4,368,282
                                        -------------     -------------
              Total transfers in                  ---        86,751,250

                                        -------------     -------------
              Total additions              29,912,473       104,101,733
                                        -------------     -------------
Deductions from net assets
      Benefit payments                     16,946,520        16,465,256
      Management fees                          49,305            15,810
      Net transfers out                        16,167         6,554,039
                                        -------------     -------------
              Total deductions             17,011,992        23,035,105
                                        -------------     -------------

Net increase                               12,900,481        81,066,628

Net assets available for benefits
 Beginning of year                        150,442,287        69,375,659
                                        -------------     -------------
 End of year                            $ 163,342,768     $ 150,442,287
                                        =============     =============




1.General Description of Plan and Trust and Summary of
  Significant Accounting Policies

  The Graphic Packaging Savings and Investment Plan (the Plan) and the related Trust Agreement (the Trust) were established effective December 28, 1992. The Plan's purpose is to encourage employees of Graphic Packaging International Corporation and subsidiaries (the Company or GPC) to accumulate savings systematically to provide an additional source of income upon retirement. Prior to December 28, 1992, employees of Graphic Packaging Corporation, Golden Aluminum Company, and certain developmental businesses of Golden Technologies Company, Inc. (current and former subsidiaries of GPC) were eligible to participate in the Coors Savings and Investment Plan. On December 28, 1992, these participants' accounts in the Coors Savings and Investment Plan were transferred into the Graphic Packaging Savings and Investment Plan concurrent with the spin-off of the Company from Adolph Coors Company.

  Effective with the August 2, 1999 acquisition of the packaging business of Fort James Corporation (Fort James) by the Company, all Fort James employee participants acquired by GPC became participants in the GPC Plan. Assets from the former Fort James plan pertaining to these new GPC employee participants transferred over to the Plan in February 2000.

  Assets of the Plan were held in a master trust with assets of the CoorsTek, Inc. Savings and Investment Plan (the CoorsTek
  Plan) until the spin-off of CoorsTek, Inc from GPC on December 31, 1999. CoorsTek was a subsidiary of GPC. Effective January 1, 2000, the CoorsTek Plan assets were transferred from the master trust into a separate plan sponsored by CoorsTek.

  Effective January 1, 2000, the Universal Packaging Corporation Profit Sharing Thrift Plan (Universal) and the Graphic Packaging Corporation of Virginia Retirement Plan (Richmond) were merged into the Plan. Both Universal and Richmond were subsidiaries of GPC. Assets from both plans were transferred into the Plan in August 2000.

  Fidelity Management Trust Company serves as the Plan's Trustee.

  Eligibility
  All regular, full-time employees of the Company and certain subsidiaries who are at least age 18 and expected to complete 1,000 hours of service or more per year, are eligible to participate in the Plan. At December 31, 2001, employees of the following groups were not eligible to participate in the
  Plan:

  . Graphic Packaging Corporation bargaining unit employees covered by a labor agreement that does not include partici-pation in this plan; and

  .  Graphic Packaging Corporation Canadian employees.

  Contributions
  Contributions are made to the Tax Effective Retirement Account
  (TERA) of the Plan. Participants are allowed to make a basic contribution of an amount no less than 1% of their eligible compensation (including commissions and overtime, but excluding bonuses). Additional contributions are to be in whole, not fractional, percentage points. The maximum contribution allowed for each participant is the lower of 18% of eligible compensation or $10,500.

  Any participant contributions deposited prior to December 1, 1986, as part of the Coors Savings and Investment Plan have been taxed previously and are not taxable when paid to the participant. Participant contributions deposited subsequent to November 30, 1986, are taxable when paid to participants.

  Through December 31, 1999, the Company matched 50% - 60% of each participant's basic contribution, depending upon employment location. Beginning January 1, 2000, all eligible employees' basic contributions are matched at the 60% level. However, employer contributions are limited to a maximum amount, as defined in the Plan.

  Effective January 1, 1987, employer contributions to the Coors Payroll Stock Ownership Plan (PAYSOP) were discontinued. However, PAYSOP account values generated by prior employer contributions remain in the Plan. Contributions were based on total eligible employee compensation, as defined in the Plan, not exceeding one-half of 1% thereof. (See Note 2).

  Effective January 1, 2000, all employer-matching contributions for all participants have been made in shares of GPC common stock. All shares are delivered to the GPC Stock Fund (the unitized employer stock fund). Participants may transfer interests in the GPC Stock Fund into other investment options at any time.

  Vesting
  Participants are immediately vested in their entire account balance, including their voluntary contributions, the employer's contributions, and all investment earnings on those funds.

  Distributions
  Participants may withdraw all or a portion of contributions subject to certain conditions as specified in the Plan. A participant or beneficiary entitled to receive benefits under the Plan may generally elect the method of distribution.

  Participant Loans
  A participant may borrow up to 50% of the total value of his or her Plan accounts, excluding the PAYSOP account. The minimum loan amount is $1,000 and the maximum loan amount is $50,000 minus the highest outstanding loan balance in the preceding 12 months. These loans are available to active employees who are participants. Only one loan may be outstanding at any time. The loans are secured by the participant's account balance. Loan terms are normally available for 12 to 60 months, with a 120-month term available for the purchase of a primary residence. Loans are normally repaid by payroll deductions and these payments are credited back to the participants' plan accounts and invested according to the most current investment election. The interest rate is set at 1% above the Wall Street Journal reported prime rate on the first business day of each month and remains fixed throughout the term of the loan. A loan origination fee is charged to participants upon initiation of a loan. Loans are subject to certain payment provisions upon termination of employment, default, lay-off, unpaid leave of absence and disability.

  Plan Termination
  The Company established the Plan with the intention that it will continue indefinitely, but reserves the right to terminate the Plan at anytime. If the Plan is terminated, all accounts will be updated and the participants will be able to choose to receive or transfer their funds.

  Plan Expenses
  The employer pays certain expenses incurred to manage and audit the Plan's assets. In addition, the employer pays all other expenses incident to the administration and record keeping of the Plan.

  Basis of Presentation
  The accounts of the Plan are maintained on the modified cash basis of accounting as permitted by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). This basis of accounting is not in accordance with generally accepted accounting principles. Under the modified cash basis of accounting, certain revenues and related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred. In effect, modified cash basis accounting adjusts cash basis financial statements to reflect investments at fair value.
  The principal items which would be required to be reflected in the financial statements by generally accepted accounting principles (dollar amounts of which are not practicable to determine) are as follows:

  . Accrual of all contributions earned at each year end, but not received until the following year;

  .  Accrual of dividends declared, but not paid; and

  . Accrual of interest income from participant loans earned at year-end, but not received until the following year.

  GPC sold its Franklin, Tennessee flexible packaging plant during 1999. Unrecorded liabilities at December 31, 1999 include Plan assets valued at approximately $2.3 million belonging to former GPC Franklin plant hourly employees which were transferred to their new employer's trust during 2000 and are included in net transfers out in the 2000 Statement of Changes in Net Assets Available for Benefits.

  Unrecorded receivables at December 31, 1999 include assets consisting of Fort James common stock and other investments valued at approximately $39 million which were transferred into a Fort James Stock Fund account and comparable existing GPC Plan investment accounts in February 2000 on behalf of former Fort James packaging business employees. The Fort James Stock Fund was closed during 2000 and participant balances were transferred into other Plan funds, based upon participant options.

  Unrecorded receivables at December 31, 1999 include units of participation in the CoorsTek Stock Fund valued at approximately $800,000 which were transferred into the accounts of participants invested in the GPC Stock Fund at the time of the spin-off of CoorsTek on December 31, 1999. See
  Note 2. The CoorsTek Stock Fund was closed during 2000 and participant balances were transferred into other Plan funds, based upon participant elections.

  Unrecorded receivables at December 31, 1999 also include the assets from the Universal Packaging Corporation and Graphic Packaging of Virginia Plans that were valued at approximately $43 million and $4 million, respectively, at the time of their transfers in August 2000.

  Accounting Estimates and Assumptions
  The preparation of the Plan's financial statements in conformity with a modified cash basis of accounting requires the Plan's administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, and the changes in net assets during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

  Risks and Uncertainties
  The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

  Participants' Accounts
  Individual accounts are maintained for each Plan participant. Each participant's account is directly credited with the participant's contribution, the Company's matching contribution, and any rollover contributions in the participant's name. Net earnings from investments, including appreciation (depreciation) in fair value, are allocated to each participant's account based on the ratio which the trust fund portion of that participant's account balance bears to the total of the trust fund portion of all participants' account balances.

  Payment of Benefits
  Benefits are recorded when paid. No amounts are owed at December 31, 2001 to participants who have elected to withdraw from the Plan, but have not been paid.

  Valuation of Investments
  Investments in GPC common stock and other actively traded securities are stated at the quoted market price. Investments in all other funds are stated at the funds' net asset value, which is determined by the Plan's trustee based on market values. Participant loans are stated at the outstanding principal value, which approximates fair value.

  The caption "Fixed income securities portfolio" on the Plan's financial statements includes cash, short-term investment funds, and a managed income pool, which is a commingled portfolio. The Plan holds units of participation in this pool. In 2001, the assets of the fixed income securities portfolio were transferred to other funds.

  The following investments (all of which are participant directed) exceed 5% of net assets available for benefits:

                                                     December 31,
                                           ----------------------------
      Identity              Description           2001           2000

  Fidelity Mid-Cap
     Stock Fund             Mutual Fund     $ 15,132,169  $         ---
  Fidelity Retiree
     Money Market           Mutual Fund       41,372,244     21,552,963
  Fidelity Magellan Fund    Mutual Fund       24,674,582     29,486,515
  GPC Stock Fund            Unitized
                              Employer
                              Stock
                              Fund            35,594,621      6,103,976
  Fidelity Growth and
     Income Fund            Mutual Fund        8,790,548      9,875,124
  Spartan U.S. Equity
     Index Fund             Mutual Fund        6,117,361      6,520,668
  Vanguard PRIMECAP Fund    Mutual Fund              ---     22,459,469
  Fidelity Managed
     Income Portfolio       Fixed Income
                              Securities
                              Portfolio              ---     15,527,980
  Fidelity Retirement
     Government Money
     Market                 Mutual Fund              ---      6,365,742

  The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                     Year Ended December 31,
                                 ------------------------------
                                         2001             2000

   Mutual funds                  $ (10,190,209)   $ (13,336,054)
   Unitized employer stock          20,714,056       (7,325,576)
     fund
   Transitional stock                      ---       15,277,094
     funds
   Common stock and other
     securities                        332,500	       (592,994)
                                 -------------    -------------
                                 $  10,856,347    $  (5,976,994)
                                 =============    =============

  Participant Accounting Records
  Fidelity Investments Institutional Operations Company (Fidelity) is responsible for preparing, maintaining, and allocating individual participants' accounting records. Watson Wyatt & Company is utilized to process and transmit payroll data to Fidelity.

  Fiduciary Responsibility, Investment of Funds, and Plan
  Administration
  The GPC Benefits Committee (the Committee), consisting of employees appointed by the Board of Directors of GPC, acts as fiduciary and administrator for the Plan. In accordance with its powers as fiduciary, the Committee has entered into trust
  and asset management agreements with Fidelity.   Based upon
  particular elections, funds are invested in the various investment options. At December 31, 2001 there were 4,796 participants of which 4,692 had account balances.

2.Investments in Employer Stock

  Payroll Stock Ownership Plan
  During 1983, the Coors Savings and Investment Plan was amended to establish and include a PAYSOP. Annual employer contributions to the PAYSOP were made in the form of cash to purchase Adolph Coors Company Class B non-voting common stock for the Plan years commencing January 1, 1983 through January 1, 1986. An annual allocation was made to individual accounts for eligible employees in proportion to each employee's base pay received in the respective year (up to $100,000). Employees own the stock, which is held in trust until the employees are eligible to receive it, subject to specified withdrawal rules. Dividends are credited to employee accounts. Individual income taxes are deferred until withdrawal of the stock and the employee has a choice of receiving either the stock or an equivalent value in cash upon withdrawal.

  The Plan administrator, in accordance with Internal Revenue Service regulations, began liquidating Adolph Coors Company shares in January 1993. The proceeds were then used to purchase GPC shares so that the PAYSOP portion of the Plan was invested only in GPC stock. During 1995, GPC received authorization to liquidate the PAYSOP portion of this Plan if a participant elects to do so.

  Fidelity holds the PAYSOP assets in one of the Plan's investment choices, the GPC Stock Fund. The GPC Stock Fund allows participants to be invested in their company's stock while allowing for daily trading similar to a mutual fund.
  The fund is comprised of underlying GPC stock and a short-term cash component. Participants may also elect to have payroll deductions invested in the GPC Stock Fund and all Company matching contributions are made through the addition of GPC shares of stock into this fund. Participants may elect to transfer their investments in the GPC Stock Fund to any of the other investment choices at any time.

  Information about the significant components of the changes in net assets relating to the GPC Stock Fund is as follows:

                                       Year Ended December 31,
                                  ------------------------------
                                          2001              2000

          Interest income         $    172,280     $      98,102
          Net appreciation
            (depreciation)          20,714,056        (7,325,576)
          Contributions              6,138,417         5,671,289
          Benefit payments          (1,329,389)         (294,914)
          Participant loan
            activity                  (187,150)          240,368
          Net transfers              3,982,430         4,384,459
                                  ------------     -------------
          Net increase              29,490,644         2,773,728
          Net assets at beginning
            of year		     6,103,977         3,330,249
                                  ------------     -------------
          Net assets at end of
            year                  $ 35,594,621        $6,103,977
                                  ============     =============

  In connection with the spin-off of CoorsTek, Inc. from the Company, Plan participants invested in the GPC Stock Fund were given additional units of participation in a new CoorsTek Stock Fund investment using a ratio based upon one share of CoorsTek stock for every four shares of GPC stock held at December 31, 1999. In January 2000, 125,955 units of CoorsTek Fund shares valued at $838,077 were issued to Plan participants invested in the GPC Stock Fund at December 31, 1999 in accordance with the one-for-four ratio. The CoorsTek Stock Fund was closed during 2000 and participant balances were transferred into other Plan funds, based upon participant elections.

3.Income Tax Status

  The Internal Revenue Service (IRS) has determined and informed the Company that the Plan satisfies applicable sections of the Internal Revenue Code. Accordingly, no provision for federal or state income taxes has been provided. The Company applied for a new determination letter for 2001 and as of the date of this report have not received a response from the IRS. However, the Plan administrator and counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.


4.Realized Gains on Investment Transactions

  The cost of investments sold or transferred is determined on a participant level by the average cost method.

  The Department of Labor Form 5500 requires gains and losses to be determined based on revalued cost - that is, the current value of the assets as of the beginning of the Plan year, as carried forward from the end of the prior Plan year - or historical cost if the investment was acquired since the beginning of the Plan year. Realized and unrealized investment gains and losses disclosed in the Statement of Changes in Net Assets Available for Benefits have been calculated based upon historical cost. Beginning in 1999, the Form 5500 requires that all income (including realized and unrealized gain and losses, and dividend income) from registered investment companies be combined in one line item. In both 2001 and 2000, the Form 5500 presentation differs from the presentation using the modified cash basis. In 2001 and 2000, investment losses from registered investment companies in the Form 5500 total ($8,784,182) and ($7,736,779), respectively. The 2001 Form 5500 net unrealized gain was $20,328,049 and the net realized gain was $811,783. The 2000 Form 5500 net unrealized loss was ($6,239,574) and the net realized gain was $14,285,852.



Graphic Packaging Savings and Investment Plan
Schedule of Assets (Held at End of Year)
December 31, 2001                                              Schedule I
-------------------------------------------------------------------------
(a) (b)                (c)                     (d)             (e)
                                                               Current
    Identity of Issuer Description             Cost            Value
--- ------------------ ---------------------   -------------   ----------
    Self-directed brokerage accounts (1)

      Various          Common stocks            $  1,789,956   $1,962,228
      Various          Mutual funds                  508,046      375,133
      Fidelity         Cash and
        Brokerage        cash equivalents            379,084      379,084
        Services,                               ------------   ----------
        Inc. (2)

    Total self-directed brokerage accounts         2,677,086    2,716,445

*   Graphic Packaging  Unitized employer stock
      International       fund investing in
      Corporation (3)     shares of Graphic
                          Packaging
                          International
                          Corporation
                          common stock            25,150,219   35,594,621

     Miller Anderson   MAS Value Advisor
       & Sherrerd         Mutual Fund              4,499,006    5,265,827

     Franklin          Templeton Developing
       Templeton          Markets Trust A
                          Mutual Fund                283,008      248,805

     Morgan Stanley    MSI Value Equity
       Investment         Bond Fund
       Management,
       Inc.                                          101,342      103,125

     Pacific           PIMCO Total Return Fund
       Investment
       Management
       Company                                       367,653      352,537

*   Fidelity           Fidelity Magellan Mutual
       Investments (2)   Fund                     26,546,167   24,674,582
*   Fidelity           Fidelity Growth and
       Investments (2)    Income Mutual Fund       8,986,492    8,790,548
*   Fidelity           Fidelity Diversified
       Investments (2)    International Mutual
                          Fund                     2,523,979    2,752,135
*   Fidelity           Fidelity Low Price
       Investments (2)    Stock Mutual Fund        2,849,492    3,105,500
*   Fidelity           Fidelity Equity Income
       Investments (2)    Fund                       104,549      108,938
*   Fidelity           Fidelity Growth Fund
       Investments (2)                               171,004      189,478
*   Fidelity           Fidelity Mid-Cap Stock
       Investments (2)    Fund                    12,340,858   15,132,169
*   Fidelity           Fidelity Freedom
       Investments (2)    Income Fund                286,107      285,318
*   Fidelity           Fidelity Freedom Fund 2000
       Investments (2)                             1,399,033    1,298,458
*   Fidelity           Fidelity Freedom Fund 2010
       Investments (2)                             6,535,010    5,683,301
*   Fidelity           Fidelity Freedom Fund 2020
       Investments (2)                             2,334,998    2,011,740
*   Fidelity           Fidelity Freedom Fund 2030
       Investments (2)                             1,984,280    1,706,762
*   Fidelity           Fidelity Freedom Fund 2040
       Investments (2)                                 1,101        1,094
*   Fidelity           Fidelity Retiree Money
       Investments (2)    Market                  41,372,244   41,372,244
*   Fidelity           Fidelity Managed Income
       Investments (2)    Portfolio                      179          179
*   Fidelity           Spartan US Equity Index
       Investments (2)    Mutual Fund              6,146,115    6,117,361
                                                 -----------  -----------
                       Total mutual fund
                            investments          118,832,614  119,200,101
                                                 -----------  -----------

    Participant loans    Interest rates ranging
                          from 6.0% to 10.5%,
                          repayable over a term
                          up to five years,
                          except for loans used
                          to purchase a
                          principal residence,
                          which are repayable
                          over a term up to ten
                          years.                   5,831,601    5,831,601
                                                ------------  -----------
                        Total investments held  $152,491,520 $163,342,768
                                                ============ ============

 *   Signifies a party-in-interest.
(1) Numerous public and nongovernmental entities, as managed and directed by Plan participants through brokerage accounts with Fidelity Brokerage Services, Inc.
(2) Fidelity Investments and Fidelity Brokerage Services, Inc. are parties-in-interest due to their affiliate relationships with Fidelity Management Trust Company, which serves as the trustee of the Plan.
(3) Graphic Packaging International Corporation is a party-in-interest as the sponsor of the Plan. See Note 2 to the financial statements.



Graphic Packaging Savings and Investment Plan
Nonexempt Transactions
for the year ended December 31, 2001                        Schedule II

(a)             (b)           (c)              (d)       (e)     (f)
Identity of     Relationship  Description of   Purchase  Selling Lease
party involved  to plan,      transactions     price     price   rental
                employer or   including
                other party-  maturity date,
                in-interest   rate of
                              collateral, par
                              or maturity
                              value
-----------------------------------------------------------------------
Graphic         Plan sponsor  Loan to
Packaging                     employer in the
International                 form of late
Corporation (1)               deposit of
                              mployee 401(k)
                              deferrals

Graphic         Plan sponsor  Loan to
Packaging                     employer in the
International                 form of late
Corporation (1)               deposit of
                              employee
                              401(k)deferrals




(1) Graphic Packaging International Corporation is a party-in-interest as the sponsor of the Plan.
               See Note 2 to the Financial statements.



Graphic Packaging Savings and Investment Plan
Nonexempt Transactions
for the year ended December 31, 2001        Schedule II (cont'd)

(a)             (g)          (h)      (i)      (j)
Identity of     Expenses     Cost of  Current  Net gain or
party involved  incurred in  asset    value    (loss) on
                connection            of       each
                with                  asset    transaction
                transaction



---------------------------------------------------------------
Graphic                                $ 3,281
Packaging
International
Corporation (1)


Graphic                                $ 3,313
Packaging
International
Corporation (1)





(1) Graphic Packaging International Corporation is a party-in-interest as the sponsor of the Plan.
               See Note 2 to the Financial statements.






               Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Graphic Packaging International Corporation of our report dated June 14, 2002 relating to the financial statements of the Graphic Packaging Savings and Investment Plan, which appears in this Form 11-K.




PricewaterhouseCoopers LLP
Denver, Colorado
June 27, 2002


                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                            Graphic Packaging Savings and
                            Investment Plan




Date: June 27, 2002         By:
                            ----------------------------------
                            John S. Norman, Vice President and
                            Controller




                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                            Graphic Packaging Savings and
                            Investment Plan




Date:  June 27, 2002        By: /s/John S. Norman
                            ----------------------------------
                            John S. Norman, Vice President and
                            Controller